Exhibit 21

                SUBSIDIARIES OF THE REGISTRANT


Wholly-Owned Subsidiaries:

      The Strategy Licensing Company, Inc., a Connecticut corporation
      Frame Accurate, Inc., a New York corporation
      Lancit Copyright Corp., a Delaware corporation

Other Subsidiaries:

      The Puzzle Place Marketing Company, a joint venture, of which 50.1% is owned by The
           Strategy Licensing Company, Inc.